Exhibit (n)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus and “Financial Statements” in the Statement of Additional Information, each dated July 29, 2025, and each included in this Post-Effective Amendment No. 2 to the Registration Statement (Form N-2, File No. 333-280930) of North Haven Private Assets Fund (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated May 30, 2025, with respect to the consolidated financial statements of North Haven Private Assets Fund included in the Annual Report to Shareholders (Form N-CSR) for the period from December 31, 2024 (commencement of operations) to March 31, 2025, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

July 29, 2025